CONSENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We have read the Annual Report on Form 40-F (“Form 40-F”) of Avalon Rare Metals Inc. (“Avalon”) being filed with the United States Securities and Exchange Commission.

We consent to the inclusion and incorporation by reference and to the use of our reports dated November 28, 2013 relating to the consolidated financial statements of Avalon for the year ended August 31, 2013 and the effectiveness of the internal control over financial reporting of Avalon as of August 31, 2013 in the Form 40-F and Avalon’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
November 29, 2013	Chartered Accountants
Licensed Public Accountants